SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  000-55123

FEISHANG ANTHRACITE RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

54/F INTERNATIONAL CHAMBER OF COMMERCE TOWER

168 FUHUA 3RD ROAD, FUTIAN CBD

SHENZHEN, GUANGDONG 518048

THE PEOPLE’S REPUBLIC OF CHINA

8675582991352

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

ORDIINARY SHARES, WITH HK$0.01 PAR VALUE

 (Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.

Exchange Act Reporting History

Feishang Anthracite Resources Limited first incurred the duty to file reports under Section 13(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) on January 22, 2014.

We have filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding rules of the Securities and Exchange Commission (“Commission”) for the 12 months preceding the filing of this Form. We filed an annual report on Form 20-F under section 13(a) of the Exchange Act on April 29, 2014.

Item 2.

Recent United States Market Activity

Our securities have never been sold in the United States in a registered offering under the Securities Act of 1933, as amended. Our ordinary shares, with HK$0.01 par value (“ordinary shares”), were the subject of a pro-rata distribution in specie to the shareholders of China Natural Resources, Inc. The distribution in specie became effective on January 22, 2014.

Item 3.

Foreign Listing and Primary Trading Market

Our ordinary shares – the shares that are the subject of this Form – are listed on The Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), located in Hong Kong, the People’s Republic of China. The Hong Kong Stock Exchange constitutes the primary trading market for our ordinary shares.

Our ordinary shares were first listed on the Hong Kong Stock Exchange on January 22, 2014, and we have maintained a listing of our ordinary shares on the Hong Kong Stock Exchange for at least the 12-month period preceding the filing of this Form.

One hundred percent (100%) of the trading in our ordinary shares took place on the Hong Kong Stock Exchange during the 12-month period preceding the filing of this Form.

Item 4.

Comparative Trading Volume Data

Not Applicable.

Item 5.

Alternative Record Holder Information

Not Applicable.

Item 6.

Debt Securities

Not Applicable.

Item 7.

Notice Requirement

On January 26, 2015, we disseminated the notice required by Exchange Act Rule 12h-6 (the “Notice”), disclosing our intent to terminate the duty to file reports under Exchange Act section 13(a). The Notice is in the form of a press release, disseminated through PRNewswire, US1 Distribution. A copy of the Notice is furnished as an exhibit to this Form.

Item 8.

Prior Form 15 Filers

Not Applicable.

Item 9.

Rule 12g3-2(b) Exemption

Our securities are not traded in the United States and we do not intend to rely upon the exemption afforded by Exchange Act Rule 12g3-2(b).

Item 10.

Exhibits

Exhibit 10.1

Notice Required by Rule 12h-6(h).

The press release submitted herewith as Exhibit 10.1 shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing made by us, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 11.

Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a world-wide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)

Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)

It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, FEISHANG ANTHRACITE RESOURCES LIMITED has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, FEISHANG ANTHRACITE RESOURCES LIMITED certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Dated:

January 26, 2015

FEISHANG ANTHRACITE RESOURCES LIMITED

By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer